UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 ---------------

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                                 ---------------

                              CLICK2LEARN.COM, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    18681S106
                                 (CUSIP Number)

      William D. Savoy                         Gail J. Gordon
      Vulcan Ventures Incorporated             Foster Pepper & Shefelman PLLC
      110-110th Avenue N.E., Suite 550         1111 Third Avenue, Suite 3400
      Bellevue, WA  98004                      Seattle, WA  98101
      (206) 453-1940                           (206) 447-4400

          (Name, Address and Telephone Number of Persons Authorized to
                      Receive Notices and Communications)

                               September 30, 1999
             (Date of Event which Requires Filing of This Statement)

                                 ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------------------------------------------------------
CUSIP NO.  18681S106               13D                 Page   2   of  14  Pages

-------------------------------------------------------------------------------

-------- ----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               Vulcan Ventures Incorporated     IRS ID NO. 91-1374788
-------- ----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [__]
                                                                     (b) [__]
-------- ----------------------------------------------------------------------
   3     SEC USE ONLY
-------- ----------------------------------------------------------------------
   4     SOURCE OF FUNDS*

               WC
-------- ----------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) OR 2(E)
-------- ----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

               State of Washington
-------- ----------------------------------------------------------------------
     NUMBER OF SHARES         7    SOLE VOTING POWER
  BENEFICIALLY OWNED BY
           EACH                    0 shares
     REPORTING PERSON
           WITH
                            ------ --------------------------------------------
                              8    SHARED VOTING POWER

                                   1,003,216  shares of which 387,096 shares are
                                   issuable upon the exercise of warrants.  Paul
                                   G.  Allen is the sole  shareholder  of Vulcan
                                   Ventures  and may be  deemed  to have  shared
                                   voting and dispositive  power with respect to
                                   shares beneficially owned by Vulcan Ventures.
                            ------ ---------------------------------------------
                              9    SOLE DISPOSITIVE POWER

                                   0 shares
                            ------ --------------------------------------------
                             10    SHARED DISPOSITIVE POWER

                                   1,003,216 shares of which 387,096 shares are issuable upon the exercise of warrants. Paul
                                   G. Allen is the sole shareholder of Vulcan Ventures and may be deemed to have shared voting and dispositive power with respect to shares beneficially owned by Vulcan Ventures.
--------------------------- ------ --------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,003,216 shares of which 387,096 shares are issuable upon the exercise of warrants. Paul G. Allen is the sole shareholder of Vulcan Ventures and may be deemed to have shared voting and dispositive power with respect to shares beneficially owned by Vulcan Ventures.
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          6.1 %
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          CO
--------- ---------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

--------------------------------------------------------------------------------
CUSIP NO.   18681S106                 13D                    Page 3 of 14 Pages

-------------------------------------------------------------------------------

--------- ---------------------------------------------------------------------
   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Paul G. Allen
--------- ---------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a) [_]
                                                                   (b) [_]
--------- ---------------------------------------------------------------------
   3      SEC USE ONLY

--------- ---------------------------------------------------------------------
   4      SOURCE OF FUNDS*

          AF
--------- ---------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(E)

--------- ---------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America
--------- ---------------------------------------------------------------------
  NUMBER OF SHARES BENEFICIALLY      7     SOLE VOTING POWER
            OWNED BY
              EACH                         5,925,000 shares
        REPORTING PERSON
              WITH
                                   ------- ------------------------------------
                                     8     SHARED VOTING POWER

                                           1,003,216  shares,  of which  616,120
                                           shares  are held of  record by Vulcan
                                           Ventures  Incorporated,  and  387,096
                                           shares are issuable upon the exercise
                                           of   warrants    issued   to   Vulcan
                                           Ventures.  Paul G.  Allen is the sole
                                           shareholder  of Vulcan  Ventures  and
                                           may be deemed to have  shared  voting
                                           and dispositive power with respect to
                                           such shares.
                                   ------- -------------------------------------
                                     9     SOLE DISPOSITIVE POWER

                                           5,925,000 shares
                                   ------- ------------------------------------
                                     10    SHARED DISPOSITIVE POWER

                                           1,003,216  shares,  of which  616,120
                                           shares  are held of  record by Vulcan
                                           Ventures Incorporated, 387,096 shares
                                           are  issuable  upon the  exercise  of
                                           warrants  issued to Vulcan  Ventures.
                                           Paul G. Allen is the sole shareholder
                                           of Vulcan  Ventures and may be deemed
                                           to have shared voting and dispositive
                                           power with respect to such shares.
---------------------------------- ------- ------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,928,216 shares of which 616,120 shares are held of record by Vulcan Ventures Incorporated, and 387,096 shares are issuable upon the exercise of warrants issued to Vulcan Ventures. Paul G. Allen is the sole shareholder of Vulcan Ventures and may be deemed to have shared voting and dispositive power with respect to the shares beneficially owned by Vulcan Ventures.
--------- ---------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

--------- ---------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          42.0%
--------- ---------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*

          IN
--------- ---------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer

         This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of CLICK2LEARN.COM, Inc., a Delaware corporation (the "Issuer"). The Issuer's principal executive offices are located 110 - 110th Avenue N.E., Bellevue, Washington 98004.

Item 2.  Identity and Background

         The persons filing this statement are Vulcan Ventures Incorporated ("Vulcan Ventures") and Paul G. Allen. Vulcan Ventures is a Washington corporation whose principal business is investing in various companies. Paul G. Allen is its sole shareholder. The principal office of Vulcan Ventures is located at 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. All of Vulcan Ventures' executive officers and directors are U.S. citizens. Their names, business addresses and principal occupations are as follows:

                  Paul  G.  Allen,  Vulcan  Ventures  Incorporated,  110 - 110th
         Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Allen is Chairman, President and sole shareholder of Vulcan Ventures and a Director and sole shareholder of Vulcan Northwest Inc.

                  William D. Savoy, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Savoy is Vice President and a Director of Vulcan Ventures and Chairman and President of Vulcan Northwest Inc.

                  Bert E. Kolde, Vulcan Ventures Incorporated, 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Mr. Kolde is a Vice President, Secretary, Treasurer and a Director of Vulcan Ventures and a Vice President of Vulcan Northwest Inc.

                  Jo Allen Patton, Vulcan Northwest Inc., 110-110th Avenue N.E., Suite 550, Bellevue, Washington 98004. Ms. Patton is Vice Chairman and a Vice President of Vulcan Ventures and Vulcan Northwest Inc.

         During the last five years, Mr. Allen and Vulcan Ventures have not, nor, to the best knowledge of Vulcan Ventures, has any other person named in this Item 2, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3:  Source and Amount of Funds or Other Consideration

         Mr. Allen funded his purchases of the Issuer's capital stock from his personal funds. Vulcan Ventures and funded its purchases of the Issuer's capital stock from its own working capital. None of the funds used to purchase such securities consisted of funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of common stock.

Item 4.  Purpose of Transaction

         Vulcan Ventures and Mr. Allen effected the transactions reported in this statement for investment purposes. As a result of Mr. Allen's beneficial ownership of the Issuer, he will be able to exert considerable influence over the board of directors and the policies and management of the Issuer and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership might have the effect of delaying or preventing a change in control. Vulcan Ventures or Mr. Allen may purchase additional shares of Common Stock from time to time, pursuant to the exercise of warrants, a right of first offer or otherwise, depending on various factors, including, without limitation, the price of the Common Stock, stock market conditions and the business prospects of the Issuer. Vulcan Ventures and

Mr. Allen also may determine to dispose of some or all of their beneficial holdings of the Issuer's securities. They reserve the right to increase or decrease their holdings on such terms and at such times as they may decide.

         Except as set forth in this statement, Vulcan Ventures and Mr. Allen have no present plan or proposal that relates to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization, liquidation, or sale or transfer of a material amount of assets involving the Issuer or any of its subsidiaries,
(iii) any change in the Issuer's present Board of Directors or management, (iv) any material change in the Issuer's present capitalization or dividend policy or any other material change in the Issuer's business or corporate structure, (v) any change in the Issuer's charter or by-laws or other actions that may impede the acquisition of control of the Issuer by any person, (vi) any change that would result in the Issuer's common stock becoming eligible for termination of its registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or to cease to be authorized to be quoted in Nasdaq, or (vii) any similar action.

Item 5.  Interest in Securities of the Issuer

         Vulcan Ventures owns of record and beneficially 616,120 shares of Common Stock and may be deemed to own beneficially an additional 387,096 shares of Common Stock issuable upon the exercise of the Series A Warrant, as described below. Such shares, represent approximately 6.1% of the outstanding Common Stock. This percentage amount is based upon 16,115,339 shares of Common Stock outstanding as of December 31, 1999, as reported by the Issuer to Vulcan Ventures.

         As the sole shareholder of Vulcan Ventures, Mr. Allen shares voting and dispositive power over the 1,003,216 shares of Common Stock beneficially owned by Vulcan Ventures and may be deemed beneficially to own such shares. Mr. Allen owns of record 5,925,000 shares of Common Stock and, therefore, may be deemed beneficially to own an aggregate of 6,928,216 shares of Common Stock, representing approximately 42.0 % of the outstanding shares of Common stock.

         Bert E. Kolde, Secretary, Treasurer and a Vice President of Vulcan Ventures, is a director of the Issuer. He may be deemed to be the beneficial owner of 88,250 shares of Common Stock, including 76,250shares issuable upon the exercise of options that were granted by the Issuer and are exercisable within 60 days of this filing. On February 1, 2000, Mr. Kolde exercised options for 20,000 shares of Common Stock at $1.55 per share. Of those shares, he sold 5,000 shares at $17.50 per share on February 2, 2000 and 3,000 shares at $18.00 per share on February 3, 2000. Both transactions were executed in the open market through The Nasdaq Stock Market (National Market).

         Except as set forth in this Item 5, to the best knowledge of Vulcan Ventures and Mr. Allen, none of the parties named in Item 2 owns any of the Issuer's common stock.

         Except for the transactions set forth in this Item 5 and in Item 6 below, which item is incorporated herein by reference, Vulcan Ventures and Mr. Allen have not, nor, to the knowledge of Vulcan Ventures has any of its executive officers, directors or controlling persons, effected any transactions in the Issuer's common stock during the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Vulcan Ventures entered into a Securities Purchase Agreement dated as of September 30, 1999, with the Issuer and with Marshall Capital Management, Inc. ("Marshall") pursuant to which Vulcan Ventures purchased 4,000 shares of the Issuer's Series A Convertible Preferred Stock ("Series A Stock") for an aggregate purchase price of $4,000,000. These shares of Series A Stock were convertible at a conversion price of $7.75 per share of Common Stock, subject to adjustment to no lower than $6.82 per share, if the average closing price of the Common Stock for the 20 trading days ending on the effective date (the "Effective Date") of a registration statement covering the resale of those shares dropped below $7.75 per share. Such registration statement was filed pursuant to a Registration Rights Agreement dated as of September 30, 1999 between the Issuer, Vulcan Ventures and other stockholders. On November 3, 1999, the registration statement was declared effective and the Series A Stock held by Vulcan Ventures automatically converted at a conversion price of $7.75 per share into 516,120 shares of Common Stock. If the Effective Date had not occurred prior to March 29, 1999, the Issuer would have been required to pay on a quarterly basis a premium with respect to the shares at a rate per annum equal to 5% of the purchase price of the shares.

         The Issuer is obligated to keep the registration statement effective until the date on which the stockholders that are parties to such agreement have resold all of their Registrable Securities, as defined therein, or, if earlier, until they may resell their Registrable Securities without registration and without volume limitations. The Issuer also granted Vulcan Ventures piggyback registration rights under the Registration Rights Agreement. The registration rights are subject to various conditions and limitations. The Issuer generally is required to bear all of the expenses of registration, except underwriting discounts and selling commissions. Registration of Registrable Securities held by security holders with registration rights results in such shares becoming freely tradable without restriction under the Securities Act of 1933, as amended, immediately upon the effectiveness of such registration.

         In connection with this transaction, the Issuer granted Vulcan Ventures and Marshall a right of first offer each to purchase its Allocable Portion, as defined in the Purchase Agreement, of subsequent equity offerings by the Issuer. This right of first offer is subject to certain exceptions and expires on October 6, 2000.

         Also, in connection with this transaction, the Issuer issued a warrant to Vulcan Ventures to purchase an aggregate of 387,096 shares of Common Stock (the "Series A Warrant"). The warrant is exercisable for a period of five years and has an exercise price of $9.30 per share. Vulcan Ventures may exercise the warrant only for cash, unless the shares issuable upon exercise are not covered by an effective registration statement, in which case, they may be exercised on a "net exercise" basis, without the payment of additional cash consideration to the Issuer.

         The number of shares issuable upon exercise of the warrant is subject to adjustment for stock splits, stock dividends and similar transactions. In the event the Issuer issues securities for a purchase price of less than the exercise price, the exercise price will be adjusted on a "weighted average" basis to account for dilution. This anti-dilution provision does not apply to issuances in connection with employee stock options, employee stock purchase plans, mergers or acquisitions, strategic investments or underwritten offerings.

         On February 1, 2000, Vulcan Ventures purchased 100,000 shares of Common Stock from James A. Billmaier, Vice Chairman and former Chief Executive Officer of the Issuer, pursuant to a Purchase Agreement of even date. Vulcan Ventures paid aggregate cash consideration of $1,681,937.50 for such shares.

         Except as set forth in this statement, Vulcan Ventures and Mr. Allen do not have, nor, to the knowledge of Vulcan Ventures does any of the executive officers, directors or controlling persons of Vulcan Ventures have, any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material To Be Filed as Exhibits.

         Exhibit   Description

         99.1 Securities Purchase Agreement, dated as of September 30, 1999 by and among the Issuer, Marshall Capital Management, Inc. and Vulcan Ventures. (Incorporated herein by reference to Exhibit 99.01 the Issuer's Current Report on Form 8-K filed October 13, 1999.)

         99.2 Registration Rights Agreement, dated as of September 30, 1999 by and among the Issuer, Marshall Capital Management, Inc. and Vulcan Ventures. (Incorporated herein by reference to Exhibit 99.02 the Issuer's Current Report on Form 8-K filed October 13, 1999.)

         99.3 Form of Warrant issued as of October 6, 1999 to Marshall Capital Management, Inc. and Vulcan Ventures. (Incorporated herein by reference to Exhibit A of Exhibit 99.01 to the Issuer's Current Report on Form 8-K filed October 13, 1999.)

         99.4 Purchase Agreement, dated as of February 1, 2000, by and between Vulcan Ventures and James A. Billmaier.

         99.5      Joint Filing Agreement.

         99.6 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. (Incorporated herein by reference.)

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  VULCAN VENTURES INCORPORATED



         February 10, 2000          By:      /s/ William D. Savoy
                                    -------------------------------------------
                                    William D. Savoy, Vice President


         February 10, 2000             *
                                    -------------------------------------------
                                    Paul G. Allen

                                    *By:   /s/ William D. Savoy
                                    -------------------------------------------
                                    William D. Savoy as Attorney-in Fact for
                                    Paul G. Allen pursuant to a Power of
                                    Attorney filed on August 30, 1999, with the
                                    Schedule 13G of Vulcan Ventures,
                                    Incorporated and Paul G. Allen for
                                    Pathogenesis, Inc. and incorporated herein
                                    by reference.

                                  EXHIBIT INDEX

         Exhibit   Description

         99.1 Securities Purchase Agreement, dated as of September 30, 1999 by and among the Issuer, Marshall Capital Management, Inc. and Vulcan Ventures. (Incorporated herein by reference to Exhibit 99.01 the Issuer's Current Report on Form 8-K filed October 13, 1999.)

         99.2 Registration Rights Agreement, dated as of September 30, 1999 by and among the Issuer, Marshall Capital Management, Inc. and Vulcan Ventures. (Incorporated herein by reference to Exhibit 99.02 the Issuer's Current Report on Form 8-K filed October 13, 1999.)

         99.3 Form of Warrant issued as of October 6, 1999 to Marshall Capital Management, Inc. and Vulcan Ventures. (Incorporated herein by reference to Exhibit A of Exhibit 99.01 to the Issuer's Current Report on Form 8-K filed October 13, 1999.)

         99.4 Purchase Agreement, dated as of February 1, 2000, by and between Vulcan Ventures and James A. Billmaier.

         99.5      Joint Filing Agreement.

         99.6 Power of Attorney filed on August 30, 1999, with the Schedule 13G of Vulcan Ventures Incorporated and Paul G. Allen for Pathogenesis, Inc. (Incorporated herein by reference.)